Note to Reader: English translation of the original agreement. This translated version has been produced for disclosure purposes only and the parties to this agreement have not executed this agreement drafted in English. The parties have executed, on July 31, 2017, a French version of the agreement, it being understood that the parties are bound only by such French version.

CDP INVESTISSEMENTS INC.

and

OSISKO GOLD ROYALTIES LTD

INVESTOR’S RIGHTS AGREEMENT

July 31, 2017

INVESTOR’S RIGHTS AGREEMENT

ENTERED INTO on JULY 31, 2017

BETWEEN:	OSISKO GOLD ROYALTIES LTD, a business corporation governed by the Business Corporations Act (Québec);

(“Osisko”)

AND:	CDP INVESTISSEMENTS INC., a business corporation governed by the Business Corporations Act (Québec);

(“CDP”)

WHEREAS Osisko and CDP have entered into a Subscription Agreement dated June 4, 2017 (the “Subscription Agreement”);

WHEREAS, following the closing of the subscription contemplated in the Subscription Agreement, CDP along with the Caisse Affiliates (as defined hereinafter) hold approximately 12.1% of the Common Shares (as defined hereinafter);

WHEREAS CDP and Osisko wish to establish between themselves certain terms pertaining to the shareholder status of the Caisse within Osisko;

THEREFORE the Parties agree as follows:

SECTION 1
INTERPRETATION

1.1	Definitions

As used in this agreement, unless the context otherwise requires:

“Agreement” means this Investor’s Rights Agreement;

“BCA” means the Business Corporations Act (Québec);

“Board” means Osisko’s board of directors;

“Business Day” means a day which is not a Saturday, a Sunday or a holiday in the Province of Québec;

“Caisse Affiliates” has the meaning ascribed to the term “affiliates” in the Québec Securities Act;

“CDP” has the meaning ascribed thereto in the preamble;

“CDP Candidate” has the meaning ascribed thereto in paragraph 2.1;

“Common Shares” means the common shares of Osisko’s share capital;

“Osisko” has the meaning ascribed thereto in the preamble;

“Parties” means the parties to this Agreement and “Party” means one of them; and

“Regulation 52-110” means Regulation 52-110 Respecting Audit Committees.

“Stock Exchange” means the Toronto Stock Exchange;

1.2	Sections, Paragraphs and Titles

The division of this Agreement into sections and paragraphs and the insertion of titles is merely intended to facilitate the reading hereof and shall have no effect on the interpretation of this Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement and not to any particular section, paragraph or other part hereof. References herein to sections and paragraphs are references to sections and paragraphs of this Agreement, except where specifically indicated otherwise.

1.3	Gender and Number

In this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine gender. The expression “including” shall be read as meaning “including, without limiting the generality of the foregoing”.

1.4	Computation of Time Periods

1.4.1	Time shall be of the essence of this Agreement.

1.4.2

Except where otherwise indicated herein, a time period allotted to perform an act shall be computed by excluding the day on which the time period starts and by including the day on which the time period ends. If the last day of the time period allotted is not a Business Day, then the time period shall be extended to the next Business Day following the day on which the time period would otherwise have ended.

1.4.3	If, under this Agreement, a measure must be taken on a day which is not a Business Day, then such measure shall be taken on the first Business Day following said day.

1.4.4	All references to times in a day shall mean times in Montreal, Québec.

SECTION 2
REPRESENTATION ON THE BOARD

2.1	Appointment Following Signature of Subscription Agreement

Immediately after the closing of the subscription under the Subscription Agreement, CDP shall have the right, in accordance with the terms of and subject to the conditions set forth in this Section 2, to appoint a director to the Board (the “CDP Candidate”), provided the following conditions are met:

2.1.1	The CDP Candidate shall be authorized by the BCA, the rules of the Stock Exchange and Osisko’s current articles to act as a director of Osisko;

2.1.2

Osisko’s Governance and Nomination Committee, acting reasonably and taking into account the profile and expertise desirable for an independent director (within the meaning ascribed to such term in Regulation 52-110) of Osisko, shall favourably recommend the CDP Candidate’s designation;

2.1.3	The CDP Candidate may be one of Osisko’s current independent directors; and

2.1.4

Upon joining the Board, the CDP Candidate shall sign an agreement under which the CDP Candidate shall undertake to tender his or her resignation to the Board should the Caisse Affiliates cease to beneficially own, or exercise control or direction over, 10% or more of the outstanding Common Shares.

2.2	Recommendation of a Candidate and Conditions

Thereafter, for the term of this Agreement, CDP shall have the right, in accordance with the terms of and subject to the conditions set forth in this Section 2, to recommend to Osisko a candidate to be entered on the list of candidates proposed by Osisko to be elected as directors, which list is to be included in a management proxy circular pertaining to the election of Osisko’s directors, provided that the conditions of paragraph 2.1 are met.

2.3	Notices

Osisko shall notify CDP of its intention to hold an annual shareholders meeting at least 45 days prior to the mailing of its management proxy circular in connection with such meeting. CDP may notify Osisko of its recommendation for the CDP Candidate in accordance with paragraph 2.1 at any time, but at least 15 days prior to the mailing of the management proxy circular.

2.4	Recommendation of a New Candidate

Subject to the conditions set forth in this Section 2, prior to the first annual shareholders meeting following the date of this Agreement, or if the natural person recommended as CDP Candidate ceases to be a director of Osisko or if the position of CDP Candidate otherwise becomes vacant, CDP shall have the right to recommend another natural person as CDP Candidate, whom Osisko shall immediately appoint to the Board and whose term shall end at the close of the following annual shareholders meeting.

SECTION 3
TERMINATION

3.1	Causes and Consequences of Termination

This Agreement shall cease to be effective and be terminated:

3.1.1	Should the Parties enter into a written agreement to such effect;

3.1.2	In the event of the insolvency, bankruptcy or receivership of Osisko or the issuance of a certificate of dissolution or other similar provisions enacted in replacement of same; or

3.1.3	Should the Caisse Affiliates cease to beneficially own, or exercise control or direction over, 10% or more of the outstanding Common Shares.

SECTION 4
PRE-EMPTIVE RIGHT

4.1	Pre-Emptive Right

4.1.1

As long as the Caisse Affiliates hold 10% or more of the outstanding Common Shares, CDP shall have a pre-emptive right (the “Pre-Emptive Right”) entitling it to subscribe, or entitling a Caisse Affiliate to subscribe, in connection with any issuance of Common Shares, equity securities of Osisko, or securities which are convertible, exercisable or exchangeable against Common shares or equity securities of Osisko (collectively, the “Securities”), upon conditions which shall be no less favourable than those afforded other subscribers of such issued Securities, up to a maximum of its interest in the issued Securities. This interest shall be computed based on: 1) the overall equity position of the Caisse Affiliates in the Common Shares or other securities which are convertible, exercisable or exchangeable against outstanding Common shares immediately prior to such issuance or distribution and 2) the total number of Common Shares or other securities which are convertible, exercisable or exchangeable against outstanding Common shares immediately prior to the issuance.

4.1.2

In connection with CDP’s exercise of the Pre-Emptive Right, Osisko shall deliver to CDP a written notice containing the proposed terms and conditions of the issued Securities. Osisko shall notify CDP in writing of its intention to issue Securities (the “Notice of Issuance”) as soon as practicable, and CDP shall indicate to Osisko, no later than three (3) Business Days following receipt of the Notice of Issuance, whether or not it wishes to participate in the proposed issuance by exercising the Pre-Emptive Right and, as the case may be, the extent of such participation.

4.1.3

Notwithstanding paragraph 4.1.2, throughout the entire duration of the Pre- Emptive Right, Osisko shall also immediately forward to CDP any proposal that Osisko receives from a third party (including from investment dealers in connection with a proposed investment of Securities being distributed) and the acceptance of which the management of Osisko is seriously considering recommending. If Osisko receives an unsolicited bought deal proposal from an investment dealer with respect to an investment of Securities being distributed, to which Osisko is required to reply within 24 hours and which Osisko has the intention of accepting, Osisko shall provide CDP with a copy of the bought deal proposal at the same time it notifies the members of the Board thereof. In such an event, CDP shall, prior to the half-hour preceding the time the bought deal proposal is to be accepted or rejected by Osisko, indicate to Osisko whether or not it wishes to participate in the bought deal proposal and, as the case may be, the extent of such participation, in the manner indicated hereabove.

4.1.4

The subscription under which CDP shall have exercised the Pre-Emptive Right shall take place in connection with the distribution for which the Pre-Emptive Right was exercised, subject to the necessary authorizations to effect the closing of the issuance under which CDP shall have exercised the Pre-Emptive Right.

4.1.5	The Pre-Emptive Right shall not apply in connection with any issuance of Securities by Osisko:

(i)	Under a rights offering by Osisko that is open to all shareholders of Osisko;

(ii)	At the time of the exercise or conversion of convertible or exchangeable securities existing as at the date hereof;

(iii)	By way of compensation under the compensation mechanisms adopted by Osisko in accordance with the rules of the Stock Exchange;

(iv)	Further to a grouping or splitting of Securities of Osisko, or special distributions, payments of stock dividends or payments in kind to all shareholders of Osisko or similar transactions; or

(v)

In connection with a merger, a business combination, an exchange offer, a take-over bid, an arrangement, an asset purchase transaction or any other type of acquisition of assets or shares held by a third party that is approved by the board of directors of Osisko or under the terms thereof.

Moreover, the number of Securities being distributed that CDP may acquire in connection with the exercise of the Pre-Emptive Right shall be limited to that number that does not require the approval of the shareholders of Osisko under the rules of the Stock Exchange or applicable securities laws; however, if Osisko wishes to submit the investment of the Securities being distributed or a simultaneous transaction to a vote by its shareholders, Osisko shall also be required to seek the approval of its shareholders with respect to the exercise by CDP of the Pre-Emptive Right, it being understood however (i) that Osisko shall have the right to propose the approval of the issuance of the Securities being distributed in favour of CDP or a Caisse Affiliate, as the case may be, in a resolution separate from any other special resolution that Osisko may wish to submit to the approval of its shareholders at a shareholders meeting and (ii) that if Osisko’s shareholders vote against the issuance of the Securities being distributed in favour of CDP or a Caisse Affiliate, as the case may be, Osisko shall not be required to issue in favour of CDP or a Caisse Affiliate, as the case may be, and CDP or a Caisse Affiliate, as the case may be, shall not be entitled to receive, such Securities being distributed.

4.1.6	If CDP fails to reply within the time periods mentioned in this section, CDP shall be deemed to have chosen not to exercise its Pre-Emptive Right with respect to said issuance only.

4.1.7

The Pre-Emptive Right set out in this section and any exercise of same shall remain subject to the approvals that the Stock Exchange may require and that Osisko undertakes to secure by making commercially reasonable efforts.

SECTION 5
REPRESENTATIONS AND WARRANTIES OF THE PARTIES

5.1	CDP Represents and Warrants the Following to Osisko:

5.1.1	CDP has full legal capacity, power and authority to sign and deliver this Agreement as well as to fulfill the corresponding obligations.

5.1.2

This Agreement has been duly signed and delivered by CDP and (provided it has been duly authorized, signed and delivered by Osisko) constitutes a legal and valid obligation that binds the subscriber and is enforceable against same in accordance with the conditions herein.

5.2	Osisko Represents and Warrants the Following to CDP:

5.2.1	Osisko has full legal capacity, power and authority to sign and deliver this Agreement as well as to fulfill the corresponding obligations.

5.2.2

This Agreement has been duly signed and delivered by Osisko and (provided it has been duly authorized, signed and delivered by CDP) constitutes a legal and valid obligation that binds Osisko and is enforceable against same in accordance with the conditions herein.

SECTION 6
GENERAL

6.1	Further Assurances

Each of the Parties agrees to sign and deliver from time to time any other documents and instruments, and to take any measures, that any Party may, before or after the date hereof, reasonably require in order to make this Agreement effective or better evidence or perfect the meaning and intent of this Agreement.

6.2	Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the respective successors and assigns of the Parties.

6.3	Entire Agreement

This Agreement constitutes a faithful and complete description of the agreement entered into between the Parties concerning the subject matter hereof, and cancels and supersedes any other prior arrangement or understanding entered into between the Parties concerning such subject matter. There are between the Parties no representations, warranties, terms, conditions, understandings or agreements, whether ancillary, explicit, implicit or supplementary, except for that which is specifically set forth in this Agreement.

6.4	Amendments and Waivers

No amendment to this Agreement shall be valid or enforceable unless set out in writing and duly signed by the Parties. The fact that a Party has not insisted on the full performance of any obligation contained herein or has not exercised any of the rights provided herein shall not be considered an agreement to waive such right or full performance of such obligation in the future. A Party may, at its sole discretion, waive, in whole or in part, the rights granted to it hereunder. Such waiver must be set out in writing, and may or may not be conditional, revocable or irrevocable, depending on its nature. A waiver shall only apply to the rights and circumstances specifically set out in such waiver.

6.5	Assignment

Subject to any contrary provisions herein, a Party may not assign this Agreement, nor the rights, duties and obligations resulting herefrom without the prior written consent of the other Party.

6.6	Notices

Notices and other communications required to be delivered hereunder shall be sent in writing to the following addresses (or to any other address that a Party may indicate by way of written notice to the other Parties):

a)	To the Caisse, at the following address:

CDP Investissements Inc. 1000 Place Jean-Paul Riopelle Montreal, Québec, H2Z 2B3

Attention: Pierre Lambert E-mail: plambert@cdpq.com

With an additional copy to Sophie Lussier E-mail: slussier@cdpq.com

b)	To Osisko, at the following address:

1100 Canadiens-de-Montréal Avenue, Suite 300 Montreal, Québec, H3B 2S2

Attention: Bryan A. Coates, President E-mail: bcoates@osiskogr.com

Each communication shall be personally delivered or sent by e-mail to the addressee. A communication that is personally delivered shall, if delivered before 4:30 p.m. on a Business Day, be deemed to have been given and received on that day, or shall, in all other cases, be deemed to have been given and received on the first Business Day following the day on which it is delivered. A communication sent by e-mail shall, if sent before 4:30 p.m. on a Business Day, be deemed to have been given and received on that day, or shall, in all other cases, be deemed to have been given and received on the first Business Day following the day on which it is sent.

6.7	Applicable Law and Forum

This Agreement shall be governed and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein (excluding rules or principles, whether foreign or national, pertaining to conflicts of laws, the interpretation of which could be subject to the laws of another jurisdiction). The Parties hereby irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of Québec and elect domicile in the City of Montreal in connection with any litigation pertaining to the signature or interpretation of this Agreement and to the exercise of any right or enforcement of any obligation resulting herefrom (excluding rules or principles, whether foreign or national, pertaining to conflicts of forum over which a court of another territory could claim jurisdiction).

6.8	Invalidity of Provisions

If a term or any other provision of this Agreement is invalid, illegal or unenforceable by reason of an applicable law, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect provided that the economic or legal substance of the transactions contemplated herein is not impacted in such a manner as to represent a material adverse effect for a Party. After a decision has been rendered to the effect that a term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to amend this Agreement so as to give effect to the Parties’ original intention as faithfully as possible in an acceptable manner in order that the transactions contemplated herein be completed to the fullest extent possible.

6.9	Counterparts; Autographically Reproduced Signatures

This Agreement may be signed in one or more counterparts, each of which shall be conclusively deemed to constitute an original, and all of which together shall be deemed to constitute one and the same agreement. Any facsimile or electronic transmission of the Agreement bearing a Party’s signature is legal and shall be binding upon said Party.

(The rest of this page is intentionally left blank.)

IN WITNESS WHEREOF, this Agreement is signed on the date first mentioned above.

OSISKO GOLD ROYALTIES LTD

Per:	(s) Bryan A. Coates
Name: Bryan A. Coates
Title: President

Per:	(s) Elif Lévesque
Name: Elif Lévesque
Title: Chief Financial Officer and
Vice-President, Finance

CDP INVESTISSEMENTS INC.

Per:	(s) Justin Méthot

Per:	(s) Pierre Lambert